SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)



                                  ALTEON INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  02144G 10 7
                               -----------------
                                 (CUSIP Number)


                               Rebecca R. Tilden
                          Vice President and Secretary
                          Hoechst Marion Roussel, Inc.
                            10236 Marion Park Drive
                                 P. O. Box 9627
                           Kansas City, MO 64134-0627
                                 (816) 966-4000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)












Check the following box if a fee is being paid with this statement [  ].


                                  Page 1 of 4

                           There is no Exhibit Index

CUSIP No.  02144G 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number             44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ x ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               5)   Sole Voting Power                              882,115
Number of      ____________________________________________________________
Shares
Beneficially   6)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      7)   Sole Dispositive Power                         882,115
Person With    ____________________________________________________________

               8)   Shared Dispositive Power                              0
___________________________________________________________________________

 9)  Aggregate Amount Beneficially Owned                           882,115
     by Each Reporting Person
___________________________________________________________________________

10)  Check Box If the Aggregate Amount                                 [  ]
     in Row (9) Excludes Certain Shares
___________________________________________________________________________

11)  Percent of Class Represented                                     4.95%
     by Amount in Row (9)
___________________________________________________________________________

12)  Type of Reporting Person                                            CO
___________________________________________________________________________

     This Amendment No. 2 amends the Statement on Schedule 13G (the "Schedule 13G") of Hoechst Marion Roussel, Inc. (formerly Marion Merrell Dow Inc.) ("HMRI") dated February 11, 1992, as amended through the date hereof. This amendment is filed solely to report the termination of the
Schedule 13G filing obligation of HMRI with respect to beneficial ownership of securities of the Issuer solely as a result of increases in the number of shares outstanding of the Issuer.

     Item 5 of this Statement on Schedule 13G is hereby amended to read as follows:

ITEM 5.     OWNERSHIP OF MORE THAN FIVE PERCENT OR LESS OF A CLASS
-------     ------------------------------------------------------

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date:  January 21, 1998                 By:  /s/ Rebecca R. Tilden
                                             -----------------------
                                        Name:  Rebecca R. Tilden
                                        Title: Vice President and
                                               Secretary